UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Room 1118, 11th Floor, Building 3, Wangzhou Rd. No.99, Liangzhu Street

Yuhang District, Hangzhou, Zhejiang

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-256373), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

Effective on July 3, 2023, Yibing Liu (“Mr. Liu”) resigned from his position as an independent director of the Board of Directors (the “Board”) of Scienjoy Holding Corporation (the “Company”). Mr. Liu’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The resignation of Mr. Liu has been approved by the Nominating Committee and the Board of the Company.

Appointment of a Board Member

Effective on July 3, 2023, at the recommendation of the Nominating Committee, the Board appointed Jun Lu (“Dr. Lu”) as the succeeding director, an Audit Committee member, a Nominating Committee member, and the Chairperson of Compensation Committee to fill the vacancy created by Mr. Liu’s resignation until the next annual general meeting of the Company or until his successor is elected or qualified. The Board has determined that Dr. Lu is an “independent” director within the meaning of Nasdaq Listing Rule 5605(a)(2).

The biographical information of the newly appointed director is set forth below:

Dr. Lu has extensive experience in technology research and development. In August 2021, he co-founded Version X LLC, a startup company focusing on software creation services for product scaling on the Internet (the “Version X”). Version X developed a pioneering expert system that applied the latest DNA science developments and hands-on clinical research to effectively improve everyday health and well-being of sub-health individuals. Version X also developed a cloud-based exchange system for freight forwarders and shippers to trade ocean container space and improve the utilization of idle container capacity. From October 2019 to February 2022, Dr. Lu acted as a Site Tech Lead at Houzz Inc., where he led, managed, and expanded the Santa Monica engineering team to operate a major product line. From October 2007 to October 2019, Dr. Lu was with Google, supervising the Site Reliability Engineering (the “SRE”) team in Los Angeles. The SRE team assumed responsibility for keeping Google’s vital services and infrastructures running reliably. Dr. Lu had designed several patented systems that were used in various Google products, such as Google Ads, Google Photos, and YouTube. Dr. Lu’s expertise was in large-scale system design, development, and monitoring. Dr. Lu performed research in self-organizing ad hoc networks at the University of California, Irvine, carrying out research projects supported by various government agencies or programs including National Science Foundation, Defense Advanced Research Projects Agency, and California MICRO and CoRe programs. Dr. Lu had published research papers in top conferences and journals and authored book chapters on ad-hoc and peer-to-peer networks. Dr. Lu obtained his Doctor of Philosophy and Master of Science degrees in Computer Science from the University of California, Irvine in 2008 and 2003 respectively. Dr. Lu also received his Master’s and Bachelor’s degrees in Computer Engineering from the Beijing University of Post and Telecommunications in Beijing, China in 2000 and 1997 respectively.

There are no family relationships between Dr. Lu and any other employees or members of the Board of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Dr. Lu signed a Director Service Agreement and the Form of Director Service Agreement is filed hereto as Exhibit 10.1 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Service Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 13, 2020).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: July 5, 2023	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

4